Filed pursuant to Rule 424(b)(3)
Registration No. 333-147637
MIDDLEBROOK PHARMACEUTICALS, INC.
3,000,000 Shares of Common Stock
     This prospectus relates to the public offering, from time to time, of up to an aggregate of 3,000,000 shares of common stock, par value $.01 per share, of MiddleBrook Pharmaceuticals, Inc, by selling stockholders or their pledgees, transferees or other successors in interest. The 3,000,000 shares of common stock consist of common stock issuable to the selling stockholders upon the exercise of warrants. We will not receive any of the proceeds from the sale of these shares of common stock.
     Our common stock is traded on the Nasdaq Global Market under the symbol “MBRK.” On December 10, 2007 the closing price of one share of our common stock was $1.10.
     Investing in our common stock involves significant risks. See “Risk Factors” on Page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 12, 2007

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, that involve risks and uncertainties. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the incorporated document, as the case may be. All of these forward-looking statements are based on information available to us at the time of this prospectus or the incorporated document, as the case may be, and we assume no obligation to update any of these statements. Actual results could differ from those projected in these forward-looking statements as a result of many factors, including those identified by reference in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere contained in our Annual Report on Form 10-K for the year ended December 31, 2006, as updated by our Quarterly Reports on Form 10-Q and in the documents filed by us with the SEC after the date of this prospectus and incorporated by reference herein. We urge you to review and consider the various disclosures made by us in this prospectus, and those detailed from time to time in our filings with the Securities and Exchange Commission, that attempt to advise you of the risks and factors that may affect our future results.

     MiddleBrook, MiddleBrook Pharmaceuticals, Inc., PULSYS and Keflex are trademarks and trade names of MiddleBrook Pharmaceuticals, Inc. All other trademarks, trade names or service marks appearing in this prospectus and the incorporated documents are the property of their respective owners.

SUMMARY
     This summary highlights information about MiddleBrook Pharmaceuticals, Inc. Because this is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus and the documents that we incorporate by reference. As used in this prospectus, references to “we,” “us,” “our,” “MiddleBrook” or “our Company” and similar terms mean MiddleBrook Pharmaceuticals, Inc.
MiddleBrook Pharmaceuticals, Inc.
     We are a pharmaceutical company focused on developing and commercializing anti-infective drug products that fulfill unmet medical needs in the treatment of infectious disease. We are developing a portfolio of drugs based on the novel biological finding that bacteria exposed to antibiotics in front-loaded, sequential bursts, or pulses, are killed more efficiently than those exposed to standard antibiotic treatment regimens. We currently have 26 issued U.S. patents and two issued foreign patents covering our proprietary once-a-day pulsatile delivery technology called PULSYS. We have initially focused on developing PULSYS product candidates utilizing approved and marketed drugs that no longer have patent protection or that have patents expiring in the next several years. Our lead pulsatile product candidate, based on the antibiotic amoxicillin, is currently under FDA review for marketing approval, and our Keflex PULSYS product candidate, based on the antibiotic cephalexin, is currently under evaluation in Phase I clinical trials. Our New Drug Application (NDA) for our Amoxicillin PULSYS product for adults and adolescents with pharyngitis and/or tonsillitis was accepted for filing by the U.S. Food and Drug Administration (FDA) on May 22, 2007, and we were given a FDA target action date of January 23, 2008. We also have a number of additional pulsatile product candidates in preclinical development, although further development of these candidates will only occur if we secure additional capital resources. We acquired the U.S. rights to Keflex (cephalexin) from Eli Lilly in 2004. We currently sell our line of Keflex products to wholesalers in capsule form, and have received FDA approval for two additional Keflex strengths — 333 mg capsules and 750 mg capsules. We have focused our commercialization initiatives solely on the Keflex 750 mg capsules. In support of the launch of the Keflex 750 mg capsules in 2006, and in anticipation of our first potential pulsatile product, Amoxicillin PULSYS, we entered into an agreement with a contract sales organization and currently deploy approximately 30 contract sales representatives across the United States. We have also entered into agreements with third-party contract manufacturers for the commercial supply of our products. In March 2007, we announced that we are evaluating various strategic alternatives to further enhance shareholder value and have retained an investment banking firm to assist us in this regard. Strategic alternatives we may pursue could include, but are not limited to, continued execution of our operating plan, licensing or development arrangements, the sale of some or all of our company’s assets, partnering or other collaboration agreements, or a merger or other strategic transaction. In November 2007, we sold certain assets related to our Keflex business to affiliates of the selling stockholders, but retained the rights to continue to operate the Keflex business as well as to repurchase those assets by acquiring the stock of such affiliates at a future date.
     We were incorporated in Delaware in December 1999 and commenced operations in January 2000. In June 2007, we changed our name from Advancis Pharmaceutical Corporation to MiddleBrook Pharmaceuticals, Inc. Our principal executive offices are located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876. Our telephone number is (301) 944-6600. Our website is www.middlebrookpharma.com. Information contained on our website is not part of, and is not incorporated into, this prospectus. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

RISK FACTORS
     An investment in our common stock involves significant risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, and as further updated by annual, quarterly and other reports and documents we file with the Securities and Exchange Commission after the date of this prospectus and that are incorporated by reference herein. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.
USE OF PROCEEDS
     We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock offered by this prospectus. We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

SELLING STOCKHOLDERS
     On November 7, 2007, we entered into several agreements with affiliates of the selling stockholders, pursuant to which we sold certain assets, and assigned certain intellectual property rights, relating to our existing cephalexin business, excluding cephalexin PULSYS, to those affiliates for $7.5 million. In consideration for a $500,000 payment to those affiliates, we also acquired the right to reacquire those assets by purchasing all of the outstanding shares of such affiliates at a future date. Under a consignment of those assets and license of those intellectual property rights back to us, we will continue to operate our existing cephalexin business, subject to consignment and royalty payments of 20% of net sales, which declines as the agreement matures. In addition, we granted to the selling stockholders six-year warrants to purchase 3,000,000 shares of our common stock at $1.38 per share, the closing market price for the common stock on November 7, 2007. The warrants may not be exercised by the selling stockholders to the extent that their beneficial ownership of our common stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would exceed 9.98%. This prospectus covers the offer and sale by the selling stockholders of up to the total number of shares of common stock issuable upon exercise of the warrants. The issuance of the warrants to the selling stockholders was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The warrants were offered and sold only to “accredited investors,” as defined in Regulation D under the Securities Act who represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In satisfaction of our obligations under a registration rights agreement we entered into with the selling stockholders in connection with the transaction, this prospectus registers the resale of 3,000,000 shares of our common stock, all of which are issuable upon exercise of the warrants acquired by the selling stockholders in the transaction. We agreed to keep the registration statement effective until such date that is the earlier of (i) the date as of which all of the shares of common stock are eligible to be sold pursuant to Rule 144(k) (or any successor rule thereto) under the Securities Act or (ii) the date when all of the shares of common stock offered hereby are sold. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
     Except as set forth herein, the selling stockholders have not had any position, office or material relationship with us within the past three years.
     Because the selling stockholders may sell all, some or none of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. The column showing number of shares owned after the offering assumes that the selling stockholders will sell all of the securities offered by this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

     The following table shows information, as of November 19, 2007, with respect to the selling stockholders and the shares of our common stock, which they beneficially own, that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders.
     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. As of November 19, 2007, 46,748,748 shares of our common stock were outstanding.

	Shares of Common		Shares of Common	Shares of Common
	Stock Owned Prior		Stock Being	Stock Owned After
Name of Selling Stockholder(1)	to Offering(2)		Offered(7)	Offering	% of Common Stock
Deerfield Special Situations Fund International Limited	3,356,787	(3)(4)	905,800	2,450,987	5.11%
Deerfield Special Situations Fund, L.P.	1,816,349	(4)(5)	494,200	1,322,149	2.79%
Deerfield Private Design Fund, L.P.	612,800	(4)(6)	612,800	—	—
Deerfield Private Design International, L.P.	987,200	(4)(6)	987,200	—	—

(1)	James E. Flynn has the power to vote and dispose of the shares held by the selling stockholders.

(2)	Includes shares of common stock issuable upon exercise of warrants. For the purposes hereof, we assume the issuance of all such shares pursuant to a cash exercise.

(3)	Includes 1,230,963 shares of common stock issuable upon the exercise of warrants held by the selling stockholder and 2,125,824 shares of common stock owned by the selling stockholder.

(4)	The terms of all warrants held by the selling stockholders contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.98% of the shares of common stock then issued and outstanding.

(5)	Includes 656,537 shares of common stock issuable upon the exercise of warrants held by the selling stockholder and 1,159,812 shares of common stock owned by the selling stockholder.

(6)	Represents shares of common stock issuable upon the exercise of warrants held by these selling stockholders.

(7)	Represents shares of common stock issuable upon the exercise of warrants held by these selling stockholders. The disposition of these shares is being registered under the registration statement of which this prospectus is a part and, for the purposes hereof, we assume the issuance of all such shares pursuant to a cash exercise.

PLAN OF DISTRIBUTION
     We are registering 3,000,000 shares of our common stock issuable upon the exercise of warrants to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under a registration rights agreement with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.
     The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act or pursuant to another exemption from registration under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the relevant selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances in which the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. If required, we will file a supplement to this prospectus or an amendment to the registration statement, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock pursuant to this prospectus and activities of the selling stockholders.
     The registration rights agreement permits us to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.
LEGAL MATTERS
     The validity of the shares of common stock offered under this prospectus will be passed upon for us by Dewey & LeBoeuf LLP, New York, New York.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
     We are filing this prospectus as part of a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-50414. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:
100 F Street, N.E.
Washington, D.C. 20549
     You may obtain information on the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our shares of common stock are listed on The Nasdaq Global Market under the symbol “MBRK.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Information about us, including our SEC filings, is also available on our website at http://www.middlebrookpharma.com; however, that information is not a part of this prospectus or any accompanying prospectus supplement.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:
•	Our Annual Report on Form 10-K for the year ended December 31, 2006 filed on March 26, 2007, including information incorporated by reference from our Definitive Proxy Statement on Schedule 14A for our annual meeting stockholders filed on April 27, 2007.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 filed with the SEC on May 11, 2007, August 10, 2007 and November 14, 2007, respectively.

•	Our Current Reports on Form 8-K filed on April 13, 2007, May 22, 2007, June 28, 2007, August 20, 2007, November 13, 2007, November 26, 2007 and December 4, 2007.

•	The description of our common stock which is contained in the Company’s registration statement on Form S-1 (File No. 333-107599), as amended.
     We will provide a copy of the documents we incorporate by reference upon request, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:
MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
Attention: Robert C. Low
(301) 944-6600
     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.

8